Filed by Brandywine Realty Trust pursuant to
Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Prentiss Properties Trust
Commission File No. 1-14516

PRESS RELEASE

BRANDYWINE REALTY TRUST ANNOUNCES MERGER
WITH PRENTISS PROPERTIES TRUST

PRUDENTIAL REAL ESTATE INVESTORS TO PURCHASE
$753 MILLION OF PRENTISS ASSETS

PLYMOUTH MEETING, PA, OCTOBER 3, 2005 — Brandywine Realty Trust (NYSE: BDN) announced today the execution of a merger agreement pursuant to which it will acquire Prentiss Properties Trust in a transaction valued at approximately $3.3 billion. As part of the agreement, Prudential Real Estate Investors (PREI) will acquire a portfolio with a value of approximately $753 million of Prentiss Properties assets. It is anticipated that the merger will be completed during the fourth quarter of 2005 or in the first quarter of 2006. Prior to closing, Prentiss Properties intends to proceed with its previously announced Chicago and Detroit divestitures.

As part of this transaction, Brandywine will acquire Prentiss Properties’ assets in Washington, D.C., northern and southern California, all properties in Austin and Dallas, Texas, as well as related land holdings. Upon completion of the merger, Brandywine will own/manage a portfolio of 49 million square feet of space, making it one of the largest office REITs in the industry. PREI will acquire all of Prentiss Properties’ assets in Denver, Colorado and select assets in northern and southern California and Washington, D.C. Brandywine and PREI have also entered into an agreement whereby Brandywine will provide management and leasing for the PREI assets with the exception of the Denver market. PREI, the real estate investment management and advisory business of Prudential Financial, Inc., is acting on behalf of investors.

The total consideration payable in the merger (including proceeds from the sale to PREI and expected transaction expenses) will be approximately $3.3 billion, consisting of $2.2 billion in cash and assumption of Prentiss Properties debt and approximately 35.5 million Brandywine common shares and units. Each holder of Prentiss Properties common shares will receive $21.50 per share in cash and 0.690 Brandywine common shares for each Prentiss Properties common share, based on a Brandywine share price of $31.16.

It is expected that Michael V. Prentiss, chairman of Prentiss Properties, and Thomas F. August, president and chief executive officer of Prentiss Properties, will be joining Brandywine’s Board of Trustees. The combined company’s corporate structure will include several Prentiss Properties executives, and Brandywine fully expects that the Prentiss Properties regional operations will be incorporated into their operating platform.

Gerard H. Sweeney, president and chief executive officer of Brandywine, stated, “This merger is a transformational event for both companies, creating a significant multi-market growth platform for Brandywine. We have a longstanding respect for Prentiss Properties’ senior management and the integration will strengthen our management infrastructure at both the operating and executive levels. This transaction expands the companies’ tenant diversity, creates tremendous growth through our combined development pipeline and significantly broadens our capital deployment opportunities. Furthermore, this transaction also presented a unique opportunity to work with PREI to create a positive result for all three parties.”

Thomas F. August, president and chief executive officer of Prentiss Properties, commented, “This merger will create one of the premier real estate companies in the industry and represents a tremendous platform for future growth for our shareholders and employees. The combined entity will have a substantial land inventory to put into development over the next few years and will have strong positions in some of the most dynamic markets in the country. We are very pleased to team with Brandywine on an exciting new future for both of our companies.”

“We are delighted to participate in this transaction, which gives our investors the opportunity to acquire these fine properties from the Prentiss portfolio,” said Charles Lowrey, CEO of PREI. “Additionally, we’re especially pleased to begin a new relationship with Brandywine.”

In this transaction, J.P. Morgan Securities Inc. acted as exclusive advisor to both Brandywine and PREI, while Lazard Freres & Co. LLC, served as exclusive advisor to Prentiss Properties. The law firm of Pepper Hamilton LLP advised Brandywine, the law firm of Akin Gump advised Prentiss Properties, and the law firm of Goodwin Procter LLP advised PREI.

Brandywine President and Chief Executive Officer Gerard H. Sweeney will be hosting a joint conference call with Michael V. Prentiss and Thomas F. August on Monday, October 3, at 11 a.m. Eastern Time. Call 1-888-889-5602. After the conference, a taped replay of the call can be accessed 24 hours a day through October 17, 2005 by calling 1-877-519-4471, access code 656-3891.

Brandywine has prepared an information package to support the announcement of this acquisition. This information package is available through Brandywine’s Web site, www.brandywinerealty.com, in the “Investor Relations/Financial Reports” section.

About Prentiss Properties Trust
Prentiss Properties is a self-administered and self-managed real estate investment trust (REIT). It owns interests in 135 operating properties with approximately 18.8 million square feet--16.6 million of office properties and 2.2 million of industrial properties. Prentiss Properties also has a 158,000-square-foot development project in construction at this time. Prentiss Properties, through various management subsidiaries, manages approximately 28 million square feet of office and industrial properties owned by Prentiss Properties, its affiliates and third parties.

With its headquarters in Dallas, Texas, Prentiss Properties focuses on the ownership of office properties in Metropolitan Washington D.C., Chicago, Dallas, Austin, Northern California and Southern California. It is a full-service real estate company with in-house expertise in areas such as acquisitions, development, facilities management, property management and leasing.

About Prudential Real Estate Investors
PREI’s specialized operating units offer a broad range of investment opportunities and investment management services in the United States, Europe, Asia and Latin America. PREI, headquartered in Parsippany, N.J., managed $25.4 billion for more than 300 clients as of June 30, 2005; net assets under management (i.e. after deduction of associated debt and liabilities) were $18.1 billion. For more information, visit www.prei.com.

About Brandywine Realty Trust
Brandywine, with headquarters in Plymouth Meeting, PA and regional offices in Philadelphia, PA, Mt. Laurel, NJ and Richmond, VA, is one of the Mid-Atlantic region’s largest full service real estate companies. Brandywine owns, manages or has an ownership interest in 297 office and industrial properties, aggregating 23.9 million square feet.

For more information, visit Brandywine’s Web site at www.brandywinerealty.com.

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FORWARD LOOKING STATEMENTS: Certain statements in this release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Brandywine, Prentiss Properties and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, the companies’ ability to lease vacant space and to renew or relet space under expiring leases at expected levels, the potential loss of major tenants, interest rate levels, the availability and terms of debt and equity financing, competition with other real estate companies for tenants and acquisitions, risks of real estate acquisitions, dispositions and developments, including cost overruns and construction delays, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company’s filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

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Additional Information about the Merger and Where to Find It
This press release does not constitute an offer of any securities for sale. In connection with the proposed transaction, Brandywine and Prentiss Properties will file a joint proxy statement/prospectus as part of a registration statement on Form S-4 and other documents regarding the proposed merger with the Securities and Exchange Commission. Investors and security holders are urged to read the join proxy statement/prospectus when it becomes available because it will contain important information about Brandywine and Prentiss Properties and the proposed merger. A definitive proxy statement/prospectus will be sent to shareholders of Brandywine and Prentiss Properties seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Brandywine and Prentiss Properties with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886). Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Brandywine and Prentiss Properties and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine’s 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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